As filed with the Securities and Exchange Commission on January 19, 1999


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              AMENDMENT NUMBER 3 TO
                              SCHEDULE 13E-4
                      ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                         PEEKSKILL FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                         PEEKSKILL FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                  705385 10 2
                      (CUSIP Number of Class of Securities)

                              William J. LaCalamito
                         Peekskill Financial Corporation
                                1019 Park Street
                            Peekskill, New York 10566
                                 (914) 737-2777
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorizedto Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                Copies to:

                          Kip A. Weissman, P.C.
                          James M. Larkins, III
                     Silver, Freedman & Taff, L.L.P.
                        1100 New York Avenue, N.W.
                          Washington, D.C. 20005
                              (202) 414-6100
--------------------------------------------------------------------------------
                      (Agent for Service of Process)

                                December 23, 1998
      (Date Tender Offer First Published, Sent or Given to Security Holders)

                        CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee
   $13,400,000                                                   $2,680


*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 800,000 shares at the maximum tender offer price of $16.75 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,680  Filing Party:    Peekskill Financial Corporation

Form or Registration No.:  Schedule 13E-4     Date Filed:      December 23, 1998

Item 8.  Additional Information.

    (e) The information set forth in the Offer to Purchase and Letter of Transmittal, as modified by the information on the press release contained at Item 9(a), is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

         (a) (11) Form of Letter to Stockholders, dated January 19, 1999, from Eldorus Maynard, Chairman of the Board of the Company (including the text of Press Release issued by the Company, dated January 19, 1999, Form of Letter from BRT Realty Trust, dated January 13, 1999, and Form of Letter from Gould Investors L.P. dated January 18, 1999).

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


January 19, 1999                     PEEKSKILL FINANCIAL CORPORATION


                                     By: /s/William J. LaCalamito
                                         William J. LaCalamito, President, and
                                           Chief Operating Officer

                  [PEEKSKILL FINANCIAL CORPORATION LETTERHEAD]




                                January 19, 1999






Dear Shareholder:

     The attached information may be of interest to you in determining whether to participate in the Company's Modified Dutch Auction Tender Offer (the "Offer"). Please bear in mind that your opportunity to tender shares pursuant to the Offer as well as your ability to withdraw shares previously tendered will expire at 4:00 p.m. Eastern Standard Time on January 27, 1999, unless extended. For additional information, please see the Offer to Purchase and the related Letter of Transmittal dated December 23, 1998.

     Any questions concerning the terms of the Offer may be directed to the Dealer/Manager, Capital Resources, Inc. at (800) 220-2744. Requests for additional copies of the Offer materials may be directed to the Information Agent, Regan & Associates, Inc., at (800) 737-3426.



                                   Sincerely,




                                 Eldorus Maynard

                                  Chairman of the Board

                     [PEEKSKILL FINANCIAL CORPORATION LETTERHEAD]





CONTACT: William J. LaCalamito                           For Immediate Release
         President                                       January 19, 1999
         Peekskill Financial Corporation
         (914) 737-2777


            PEEKSKILL FINANCIAL CORPORATION REAFFIRMS PLAN TO REMAIN INDEPENDENT; CONTINUES PREVIOUSLY ANNOUNCED DUTCH AUCTION
                                  TENDER OFFER

Peekskill,  New  York....  January 19, 1999 -  Peekskill  Financial  Corporation
(NASDAQ NMS: PEEK), Peekskill, New York, confirmed today it had received another letter from BRT Realty Trust, dated January 13, 1999, regarding its conditional unsolicited expression of interest in acquiring the Company.

     According to Eldorus Maynard, the Company's Chairman of the Board, "the Board has reaffirmed the Company's intention to remain independent and execute its business plan."

     The Company also confirmed that it intended to continue its previously announced modified dutch auction tender offer to repurchase up to 800,000 shares of its common stock at a price of up to $16.75 per share.

                                   * * *

                          [BRT Realty Trust Letterhead]




January 13, 1999

Mr. Eldorus Maynard, Chairman
Mr. William LaCalamito, President
Peekskill Financial Corporation
1019 Park Street
Peekskill, NY 10566

Re: Acquisition of Peekskill Financial Corporation by BRT Realty Trust and Modified Dutch Auction Tender Offer with respect to Peekskill Financial Corporation

Dear Messrs. Maynard and LaCalamito:

We were shocked to learn that your Board of Directors had determined not to pursue our proposal as set forth in my letter to you of January 5th, 1999, and instead decided to continue with the stock buyback program as set forth in your Modified Dutch Auction Tender Offer.

You have advised us that if you proceed with the Modified Dutch Auction Tender Offer you will amend the terms of the "Offer to Purchase for Cash," dated December 23rd, 1998 to fully indicate to all stockholders our proposal to purchase all shares of Peekskill Financial Corporation for a price of $17.25 per share. In cash. Please indicate to all stockholders that this price is $2.50 or 17% higher than the lowest price being offered in the Modified Dutch Auction Tender Offer and 50 cents or 3% higher than the highest price being offered in the Modified Dutch Auction Tender Offer and that the Board of Peekskill has rejected this offer while continuing to try to buy shares from individual stockholders at lesser prices than our offer.

Please have the "Offer to Purchase," as amended, mailed to each stockholder in a timely fashion. In our view, failure to amend the terms of the "Offer to Purchase" to include this information would be a serious breech of your responsibility to your stockholders and could leave Peekskill Financial Corporation open to future litigation from stockholders who tender their shares without knowing that a higher price was available and that said higher price was rejected by the Board of Peekskill. We see no reason why the corporation should be vulnerable to a potential liability due to a failure to disclose this information.

In our letter to you of January 5th we indicated a desire to meet with the Board of Directors of Peekskill Financial Corporation to discuss our proposal in further detail and in personal conversations with you on January 5th, 1999 and January 7th, 1999 we advised you that we were desirous of a meeting with the Board and would be amenable to raising our offer. We further requested that you allow our financial advisors to meet with yours in order to discuss such an offer and you have refused to set up such a meeting. We hereby further request that the Offer to Purchase be amended to include information concerning our request for a meeting with the Board and your refusal of same; our request to have our respective advisors meet to discuss our offe and your refusal of same; and our indication of a willingness to increase the price offered for each share through negotiations and that same be sent post haste to all stockholders.

I look forward to receiving revised Dutch Auction Tender Offer materials from you. Additionally, I am available to meet with you at any time during the next ten days to discuss BRT's Offer to Purchase of all of the outstanding shares of Peekskill Financial Corporation upon terms that would be in the best interests of your stockholders.


Sincerely yours,
BRT REALTY TRUST


Fredric H. Gould
Chairman and Chief Executive Officer

                        [Gould Investors L.P. Letterhead]


January 18, 1999

The Board of Directors
Peekskill Financial Corporation
P.O. Box 788
Peekskill, NY 10566

Attention: Eldorus Maynard, Chairman

Gentlemen:

Reference is made to the "Modified Dutch Auction Tender" and the proposal of BRT Realty Trust set forth in their letter to your Chairman and President dated January 5th, 1999. BRT Realty Trust has transmitted to your executive officers a number of requests relative to the above including:

1. A request to meet with your Board in order to discuss the proposal including a possible increase in the offering price set forth therein.

2. A request that financial advisors to your organization and to BRT meet in order to determine a suggested price for the shares.

You have responded negatively or refused to respond to each of those requests. Your lack of response to the above is not in the best interests of shareholders.

We own in excess of 9% of the outstanding shares of Peekskill Financial. We hereby request that the executive officers of the company and the Board of
Directors:

1.   Halt the Modified Dutch Auction Tender.
2. Hire financial advisors to work with the company in analyzing the fair value of same.
3. Solicit offers for the sale of the company as quickly as possible. 4. If the offers solicited are at a price at or near the value indicated by your financial advisors that the bank be sold to the highest bidder at the earliest possible moment thereby achieving the maximum benefits available at this time and logically in the near term future for the shareholders of the entity.

Sincerely yours,
GOULD INVESTORS L.P.

Fredric H. Gould
General Partner